Confidential Treatment Requested

by Roka Bioscience, Inc.

Steven M. Skolnick
Partner

1251 Avenue of the Americas
New York, NY 10020
T 646 414 6947
F 973 597 2477
sskolnick@lowenstein.com

June 26, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is:

Roka Bioscience, Inc.

20 Independence Boulevard

Warren, New Jersey 07059

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THIS LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Roka Bioscience, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on June 19, 2014

File No. 333- 196135

CONFIDENTIAL

Securities and Exchange Commission

Dear Mr. Mancuso:

This letter is being supplementally furnished on behalf of Roka Bioscience, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333- 196135) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2014. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company an estimated price range of $[***] to $[***] per share for the initial public offering of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a reverse split of the Company’s common stock, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering or the size and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is preliminary and for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. Once the price range has been set, the Company expects to update its disclosure on page 72 of the Registration Statement as set forth in Exhibit A to update its discussion of its common stock valuation.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Roka Bioscience, Inc. respectfully requests that the information contained in the paragraph above and in Exhibit A be treated as confidential information and that the Commission provide timely notice to Steven T. Sobieski, Chief Financial Officer, Roka Bioscience, Inc., 20 Independence Boulevard, Warren, New Jersey 07059, before it permits any disclosure of the bracketed information in letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the bracketed contents of this letter and has submitted a separate request for confidential treatment in accordance therewith

CONFIDENTIAL

Securities and Exchange Commission

to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you should have any questions concerning the enclosed matters, please contact the undersigned at 646-414-6947.

Very truly yours,

Steven M. Skolnick

cc:	Steven T. Sobieski, Chief Financial Officer, Roka Bioscience, Inc.

Michael Bison, Esq., Goodwin Procter LLP

Confidential Treatment Requested

by Roka Bioscience, Inc.

Exhibit A

Events Occurring Following March 31, 2014

Since March 31, 2014, we made significant progress towards a possible initial public offering, including publicly filing our registration statement on Form S-1 with the SEC in May 2014. As a result the estimated time to a liquidity event decreased since March 31, 2014. Since March 31, 2014, we have made further progress in commercializing our products.

In addition, in June 2014, we entered into the amendment to our license agreement with Gen-Probe pursuant to which we received a two year option to reduce the royalty rate we pay to Gen-Probe. We expect to exercise this option simultaneously with the closing of this offering.

In June 2014, our board of directors determined the price range as set forth on the cover page of this preliminary prospectus. As is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value of our common stock, but was based in part on negotiations between us and our underwriters. Among the factors that were considered in setting the price range were: our continued commercial progress in the second quarter; our option to reduce the royalty rate that we pay to Gen-Probe, which we expect to exercise upon closing of this offering; the general conditions of the securities markets and the recent trading prices of biotechnology companies such as our company; and consideration of the valuation ranges seen in recent initial public offerings for biotechnology companies. Compared to our most recent valuation conducted as of March 31, 2014, the price range included on the cover page of this preliminary prospectus assumes that this offering has occurred and a public market for our common stock has been created, and therefore the price range excludes any marketability or illiquidity discount, and attributes no weighting to any other outcome for our company. Furthermore, compared to our most recent valuation conducted as of March 31, 2014, the price range included on the cover page of this preliminary prospectus assumes that this offering has occurred, and therefore the price range included on the cover page of this preliminary prospectus further reflects the conversion of the outstanding shares of our preferred stock into common stock upon completion of this offering and the benefit of access to public equity and debt markets as a result of the completion of this offering. Our preferred stock has substantial economic rights and preferences superior to our common stock. The midpoint of the estimated price range assumes the conversion of our preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences. In addition, the midpoint of the estimated price range takes into account the enhancement to our financial resources afforded by the proceeds of this offering and the exercise of our option upon closing of this offering to reduce the royalty rate we pay to Gen-Probe.